Exhibit 99.1

Arco Platform Limited Reports Second Quarter and First Half 2020 Financial Results

2Q20 Net revenues up 71% Year-Over-Year, reaffirming Arco's resilient business model and high-quality solutions.

São Paulo, Brazil, August 17, 2020 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today reported financial and operating results for the second quarter 2020 ended June 30, 2020.

“The superior academic results are possible because we have a customer-oriented culture, attached to our always-evolving proprietary methodology, break-through technology-driven platform and tailored pedagogical consultancy. These pillars are not established overnight. They come from over 50 years of experience in education with a clear focus on quality.”

First Half 2020 Results

•	Net Revenue of R$496.4 million;
•	Net Profit of R$20.1 million;
•	Adjusted Net Income of R$114.1 million; and
•	Adjusted EBITDA of R$197.5 million.

Second Quarter 2020 Results

•	Net Revenue of R$234.9 million;
•	Net Profit of R$16.2 million;
•	Adjusted Net Income of R$57.9 million; and
•	Adjusted EBITDA of R$100.6 million.

Revenue Recognition and Seasonality

As we report the second quarter 2020 results, it is important to highlight the revenue recognition and seasonality of our business.

We typically deliver our Core Curriculum content four times each year, in March, June, August and December and our Supplemental Solutions content twice each year, in June and December, usually two to three months prior to the start of each school quarter. The amount of revenue recognized is proportional to the amount of content made available, which is not linearly distributed among the quarters, which causes revenue seasonality in our business.

A significant portion of our expenses is also seasonal. Due to the nature of our business cycle, we require significant working capital, typically in September or October of each year, to cover costs related to production and accumulation of inventory, selling and marketing expenses, and delivery of our teaching materials at the end of each fiscal year in preparation for the beginning of each school year. Therefore, such operating expenses are generally incurred in the period between September and December of each year.

Full Year 2020 guidance:

•	Adjusted EBITDA Margin is expected to be in the range of 35.5% to 37.5%.

Completion of Positivo’s corporate restructuring:

On July 07, 2020, according to a resolution approved by the Board of Directors and registered at the Board of Trade of Ceará, the corporate name of the subsidiary EAS Educação S.A. was changed to PSD Educação S.A.

On August 01, 2020, continuing the corporate restructuring, PSD Educação S.A. incorporated the Companies Positivo Soluções Didáticas Ltda. and Editora Piá Ltda. When PSD Educação S.A. acquired these entities, goodwill and fair value adjustments recognized in the amount of R$830,028 and R$726,876, respectively, were treated as not deductible. However, after this transaction, PSD Educação S.A has the tax benefit of the deductibility of the goodwill and fair value adjustments of R$529,347. The fair value adjustments should be deductible over the next 5 to 20 years, according to the useful life of the identified asset and the goodwill should be deductible for at least 5 years, under of Brazilian tax laws, depending on the utilization curve established by the Company in the initial use of the benefit.

At the end of each fiscal year, if the tax benefit is greater than the taxable income, the Company will recognize a deferred tax asset from the tax loss, which may be offset in the next fiscal years, limited to 30% of taxable income.

Information related to COVID-19 pandemic:

As discussed in more detail in our June 30, 2020 condensed consolidated financial statements submitted to the Securities and Exchange Commission on Form 6-K, the COVID-19 pandemic has not had a material impact on the Company’s operations, distribution capacity and revenue recognition so far. As of June 30, 2020, there was a total impact of R$7,898 on the Company's condensed consolidated financial statements related to the Covid-19 pandemic mainly related to: (i) revision of the Company’s estimated credit losses from its trade receivables based on expected increases in financial default and in unemployment rates in Brazil for the next months, which resulted in an increase of R$4,028 thousand, (ii) the Company incurred additional expenses of related to IT, network infrastructure and an integrated teaching platform, as well as expenses to maintain protective measures.

Despite legally mandated school closures, the Company did not suspend its activities and, following health and social distancing guidelines, its workforce continues to work remotely from home, with the exception of teams from the distribution centers that are working on site, however, with several safety rules, in accordance with health and social distancing guidelines. In this scenario, the Company made investments in IT and network infrastructure, had additional expenses for cleaning and disinfecting the installations, bought alcohol and masks, funded COVID-19 tests and H1N1 flu vaccination campaigns with the objective of taking care of employees, reducing the demand for care in health units and to facilitate the diagnosis of COVID-19 in order to safeguard the health and safety of its employees, customers and suppliers. Our content production continues according to the scheduled curriculum calendar and the current educational material has been delivered to the schools according to the planned schedule, enabling the Company to recognize the revenues on these products.

The future impact of the COVID-19 pandemic on an ongoing basis is still uncertain, and the Company’s management team will continue to closely monitor and assess the potential impacts it may have on the Company’s business, its financial performance and position.

The extent to which the coronavirus (COVID-19) impacts our financial results and operations will depend on future developments, which are uncertain, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the impact of the coronavirus (COVID-19) pandemic. Based on future developments of the coronavirus (COVID-19), it is possible that we may, in the future, be required to take actions or steps in relation to our business that could have a disruptive or a material and adverse effect on our business.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties, and assumptions, including with respect to the COVID-19 pandemic. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made based on the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain customers; our ability to increase the price of our solutions; our ability to expand our sales and marketing capabilities; general market, political, economic, and business conditions in Brazil or abroad; and our financial targets which include revenue, share count and other IFRS measures, as well as non-IFRS financial measures including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Adjusted Free Cash Flow.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Key Business Metrics

ACV Bookings: We define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year (we define “school year” for purposes of calculation of ACV Bookings as the twelve-month period starting in October of the previous year to September of the mentioned current year). We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school.

Non-GAAP Financial Measures

To supplement the Company's condensed consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Adjusted Free Cash Flow which are non-GAAP financial measures.

We calculate Adjusted EBITDA as profit for the year (or period) plus income taxes, plus/minus finance result, plus depreciation and amortization, plus share of loss of equity-accounted investees, plus share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units), plus M&A expenses, plus non-recurring expenses and plus effects related to Covid-19 pandemic. We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by Net Revenue.

We calculate Adjusted Net Income as profit for the year (or period) plus share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units), plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement and (vi) software resulting from acquisitions), plus/minus changes in fair value of derivative instruments (which refers to (i) changes in fair value of derivative instruments—finance income, and plus (ii) changes in fair value of derivative instruments—finance costs), plus/minus changes in accounts payable to selling shareholders plus share of loss of equity-accounted investees, plus/minus changes in current and deferred tax recognized in statements of income applied to all adjustments to net income, plus/minus foreign exchange gains/loss on cash and cash equivalents, plus interest expenses, plus M&A expenses, plus non-recurring expenses and plus effects related to Covid-19 pandemic. We calculate Adjusted Net Income Margin as Adjusted Net Income divided by Net Revenue.

We calculate Free Cash Flow as Net Cash Flows from Operating activities less acquisition of property and equipment less acquisition of intangible assets. We consider Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by operating activities and cash used for investments in property and equipment required to maintain and grow our business. We calculate Adjusted Free Cash Flow as free cash flow for the year (or period) plus (i) interest change in financial investments, (ii) M&A expenses and (iii) non-recurring expenses.

We understand that, although Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Free Cash Flow and Adjusted Free Cash Flow are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin Free Cash Flow and Adjusted Free Cash Flow may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Conference Call Information

Arco will discuss its second quarter 2020 results today, August 17, 2020, via a conference call at 4:30 p.m. Eastern Time. To access the call (ID: 2374425), please dial: (866) 679-4032 or +1 (409) 217-8315. An audio replay of the call will be available through August 31, 2020 by dialing (855) 859-2056 or +1 (404) 537-3406 and entering access code 2374425. A webcast of the call will be available on the Investor Relations section of the Company’s website at https://arcoeducacao.gcs-web.com/.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br

Source: Arco Platform Ltd.

Arco Platform Limited

Interim Condensed Consolidated Statements of Financial Position

	June 30,	December 31,
(In thousands of Brazilian reais)	2020	2019
Assets	(unaudited)
Current assets
Cash and cash equivalents	188,894	48,900
Financial investments	702,761	574,804
Trade receivables	298,407	329,428
Inventories	47,175	40,106
Recoverable taxes	29,175	15,612
Financial instruments from acquisition of interest	-	3,794
Related parties	1,321	1,298
Other assets	32,207	14,630
Total current assets	1,299,940	1,028,572

Non-current assets
Financial instruments from acquisition of interest	32,311	32,152
Deferred income tax	198,377	156,748
Recoverable taxes	9,531	6,613
Financial investments	4,791	4,690
Related parties	15,106	14,813
Other assets	16,136	14,399
Investments and interests in other entities	57,250	48,574
Property and equipment	22,082	21,328
Right-of-use assets	19,409	21,631
Intangible assets	1,793,850	1,811,903
Total non-current assets	2,168,843	2,132,851

Total assets	3,468,783	3,161,423

	June 30,	December 31,
(In thousands of Brazilian reais)	2020	2019
Liabilities	(unaudited)
Current liabilities
Trade payables	30,806	34,521
Labor and social obligations	89,645	68,511
Taxes and contributions payable	4,729	7,508
Income taxes payable	54,506	52,038
Advances from customers	36,452	25,626
Lease liabilities	7,639	6,845
Loans and financing	302,682	98,561
Accounts payable to selling shareholders	344,214	117,959
Other liabilities	757	607
Total current liabilities	871,430	412,176

Non-current liabilities
Labor and social obligations	6,335	2,801
Lease liabilities	16,758	19,012
Loans and financing	1,226	-
Financial instruments from acquisition of interest	29,446	33,940
Provision for legal proceedings	845	251
Accounts payable to selling shareholders	911,192	1,098,273
Other liabilities	787	160
Total non-current liabilities	966,589	1,154,437

Equity
Share capital	11	11
Capital reserve	1,608,499	1,607,622
Share-based compensation reserve	99,558	84,546
Accumulated losses	(77,304)	(97,369)
Total equity	1,630,764	1,594,810

Total liabilities and equity	3,468,783	3,161,423

Arco Platform Limited

Interim Condensed Consolidated Statements of Income

	Three months period ended June 30,		Six months period ended June 30,
(In thousands of Brazilian reais, except earnings per share)	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	234,864	137,566	496,443	254,621
Cost of sales	(43,120)	(25,827)	(110,340)	(47,696)
Gross profit	191,744	111,739	386,103	206,925
Operating expenses:
Selling expenses	(88,070)	(39,315)	(175,970)	(75,450)
General and administrative expenses	(60,139)	(44,926)	(126,922)	(65,758)
Other income (expense), net	347	(437)	759	2,922
Operating profit	43,882	27,061	83,970	68,639
Finance income	12,792	13,961	22,179	30,917
Finance costs	(30,752)	(12,374)	(69,091)	(28,855)
Finance result	(17,960)	1,587	(46,912)	2,062
Share of loss of equity-accounted investees	(3,293)	(667)	(3,999)	(1,159)

Profit before income taxes	22,629	27,981	33,059	69,542
Income taxes - income (expense)
Current	(22,435)	(10,899)	(54,623)	(29,151)
Deferred	16,050	8,617	41,629	16,149
Total income taxes – income (expense)	(6,385)	(2,282)	(12,994)	(13,002)
Net profit for the period	16,244	25,699	20,065	56,540

Basic earnings per share – in Brazilian reais
Class A	0.30	0.51	0.37	1.12
Class B	0.30	0.51	0.37	1.12
Diluted earnings per share – in Brazilian reais
Class A	0.29	0.49	0.36	1.09
Class B	0.30	0.50	0.37	1.10

Weighted-average shares used to compute net income per share:
Basic	54,942	50,709	54,941	50,505
Diluted	55,335	51,276	55,334	51,072

Arco Platform Limited

Interim Condensed Consolidated Statements of Cash Flows

	Three months period ended June 30,		Six months period ended June 30,
(In thousands of Brazilian reais)	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating activities
Profit before income taxes for the period	22,629	27,981	33,059	69,542
Adjustments to reconcile profit before income taxes
Depreciation and amortization	31,373	9,103	60,048	16,343
Inventory reserves	1,538	1,332	3,644	3,560
Allowance for doubtful accounts	6,386	550	12,554	2,203
Loss on sale/disposal of property and equipment and intangible assets disposed	780	29	1,452	131
Fair value change in financial instruments from acquisition interests	(913)	-	(859)	1,866
Changes in accounts payable to selling shareholders	294	-	6,894	-
Share of loss of equity-accounted investees	3,293	667	3,999	1,159
Share-based compensation plan	8,741	14,296	17,648	14,433
Interest accretion on acquisition liability	16,711	8,498	36,977	14,440
Accrued interest on loans and financing	5,733	-	6,975	-
Income on financial investments	(3,617)	-	(5,656)	-
Interest on lease liabilities	687	387	1,419	782
Provision for legal proceedings	561	132	594	211
Provision for payroll taxes (restricted stock units)	3,158	6,518	9,046	6,518
Foreign exchange income	922	592	180	516
Gain on sale of investment	-	2	-	(3,286)
Other financial cost/revenue, net	(1,038)	(1,202)	(1,038)	(1,202)
	97,238	68,885	186,936	127,216
Changes in assets and liabilities
Trade receivables	39,179	7,792	18,467	(8,409)
Inventories	(7,078)	(2,067)	(7,563)	(2,031)
Recoverable taxes	(2,610)	(401)	(4,304)	(5,373)
Other assets	(1,865)	(9,778)	(18,901)	(7,826)
Trade payables	(16,353)	(27)	(3,715)	659
Labor and social obligations	21,164	6,580	15,622	11,354
Taxes and contributions payable	(219)	(475)	(2,779)	(1,047)
Advances from customers	(38,654)	(5,830)	10,826	14,998
Other liabilities	(924)	(53)	(982)	(354)
Cash generated from operations	89,878	64,626	193,607	129,187
Income taxes paid	(6,477)	(5,175)	(64,020)	(23,210)
Interest paid on lease liabilities	(285)	(220)	(710)	(220)
Net cash flows from operating activities	83,116	59,231	128,877	105,757

Investing activities
Acquisition of property and equipment	(1,665)	(3,036)	(4,042)	(5,829)
Payment of investments and interests in other entities	-	(4,200)	(12,675)	(4,200)
Acquisition of subsidiaries, net of cash acquired	-	(16,137)	-	(16,137)
Acquisition of intangible assets	(22,421)	(6,887)	(39,480)	(18,379)
Purchase of financial investments	60,774	(36,238)	(122,402)	(62,529)
Loans to related parties	-	-	-	(14,000)
Net cash flows from (used in) investing activities	36,688	(66,498)	(178,599)	(121,074)
Financing activities
Capital increase	-	12,611	-	13,829
Share issuance costs	-	-	-	(673)
Payment of lease liabilities	(1,425)	(565)	(3,779)	(1,080)
Payment of loans and financing	-	(14)	-	(14)
Payment to owners to acquire entity’s shares	(1,001)	-	(1,001)	-
Loans and financing	(553)	-	198,372	-
Dividends paid by subsidiaries	-	-	(3,696)	-
Net cash flows (used in) from financing activities	(2,979)	12,032	189,896	12,062

Foreign exchange effects on cash and cash equivalents	(922)	(592)	(180)	(516)
Increase (decrease) in cash and cash equivalents	115,903	4,173	139,994	(3,771)

Cash and cash equivalents at the beginning of the period	72,991	4,357	48,900	12,301
Cash and cash equivalents at the end of the period	188,894	8,530	188,894	8,530
Increase (decrease) in cash and cash equivalents	115,903	4,173	139,994	(3,771)

Arco Platform Limited

Reconciliation of Non-GAAP Measures

	Three months period ended June 30,		Six months period ended June 30,
(In thousands of Brazilian reais)	2020	2019	2020	2019
Adjusted EBITDA Reconciliation	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Profit for the period	16,244	25,699	20,065	56,540
(+) Income taxes	6,385	2,282	12,994	13,002
(+/-) Finance result	17,960	(1,587)	46,912	(2,062)
(+) Depreciation and amortization	31,373	9,103	60,048	16,343
(+) Share of loss of equity-accounted investees	3,293	667	3,999	1,159
EBITDA	75,255	36,164	144,018	84,982
(+) Share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units).	15,480	20,814	31,440	20,951
(+) M&A expenses	2,427	4,423	3,991	4,423
(+) Non-recurring expenses	2,827	-	10,058	-
(+) Effects related to Covid-19 pandemic	4,591	-	7,993	-
Adjusted EBITDA	100,580	61,401	197,500	110,356

Net Revenue	234,864	137,566	496,443	254,621
EBITDA Margin	32.0%	26.3%	29.0%	33.4%
Adjusted EBITDA Margin	42.8%	44.6%	39.8%	43.3%

	Three months period ended June 30,		Six months period ended June 30,
(In thousands of Brazilian reais)	2020	2019	2020	2019
Adjusted Net Income Reconciliation	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Profit for the period	16,244	25,699	20,065	56,540
(+) Share-based compensation plan, restricted stock units and provision for payroll taxes (restricted stock units).	15,480	20,814	31,440	20,951
(+) Amortization of intangible assets from business combinations	18,252	3,085	36,235	6,065
(+/-) Changes in fair value of derivative instruments	(913)	-	(859)	1,866
(+/-) Changes in accounts payable to selling shareholders	294	-	6,894	-
(+) Share of loss of equity-accounted investees	3,293	667	3,999	1,159
(-) Tax effects	(21,996)	(10,732)	(42,424)	(13,724)
(+) Foreign exchange on cash and cash equivalents	922	592	180	516
(+) Interest expenses (income), net	16,478	6,357	36,496	13,881
(+) M&A expenses	2,427	4,423	3,991	4,423
(+) Non-recurring expenses	2,827	-	10,058	-
(+) Effects related to Covid-19 pandemic	4,591	-	7,993	-
Adjusted Net Income	57,899	50,905	114,068	91,677

Net Revenue	234,864	137,566	496,443	254,621
Adjusted Net Income Margin	24.7%	37.0%	23.0%	36.0%

	Three months period ended June 30,		Six months period ended June 30,
(In thousands of Brazilian reais)	2020	2019	2020	2019
Free Cash Flow Reconciliation	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash generated from operations	89,878	64,626	193,607	129,187
(-) Income tax paid	(6,477)	(5,175)	(64,020)	(23,210)
(-) Interest paid on lease liabilities	(285)	(220)	(710)	(220)
Cash Flow from Operating Activities	83,116	59,231	128,877	105,757
(-) Acquisition of property and equipment	(1,665)	(3,036)	(4,042)	(5,829)
(-) Acquisition of intangible assets	(22,421)	(6,887)	(39,480)	(18,379)
Free Cash Flow	59,030	49,308	85,355	81,549
(+) Interest change in financial investments	3,617	-	5,656	-
(+) M&A expenses	2,427	-	3,991	-
(+) Others	2,827	-	14,408	-
Adjusted Free Cash Flow	67,901	49,308	109,410	81,549